02046886

RECD S.E.C.

JUL 26 2002

EXECUTED COPY

1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 26, 2002

PROCESSED

JUL 29 2002

THOMSON
FINANCIAL

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

JOAQUÍN DE FUENTES BARDAJÍ
General Vicesecretary
and Vicesecretary of the Board of Directors
TELEFÓNICA, S.A.

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law hereby informs of the following:

SIGNIFICANT EVENT

The Spanish Telecommunications Market Commission (*Comisión del Mercado de las Telecomunicaciones*) has informed Telefónica de España, S.A.U., a 100%-owned subsidiary of Telefónica, S.A., of the resolutions adopted by its Board regarding the two proceedings underway against this subsidiary.

On the one hand, the resolution relating to proceeding no. AJ 2001/5318, of July 23, 2002, declares Telefónica de España responsible for having breached the Spanish Telecommunications Market Commission Board resolution which resolves the interconnection conflict between the aforementioned company and Colt Telecom, applying the OIR 2000 prices to the General Interconnection Agreement (*Acuerdo General de Interconexión*) in force between both parties. The Board of the Spanish Telecommunications Market Commission has decided to impose a 4,500,000 euro sanction on Telefónica de España.

On the other hand, the resolution relating to proceeding no. AJ 2002/5952, of July 23, 2002, declares Telefónica de España responsible for having infringed the regulations on Closed User Groups (*Grupo Cerrado de Usuarios*) and imposes a fine of 18,000,000 euros.

Both resolutions will be appealed by Telefónica de España, S.A.U.

Madrid, July 26, 2002.

Item 2

Telefónica

"Telefónica, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law informs that:

On July 26th, 2002, the Company made a presentation to investors and analyst regarding the results of Telefónica for Second Quarter 2002. The full text of this presentation is available on the Telefónica website on the Investor Relations web (www.telefonica.com)

Madrid, July 26th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date:

By: ______________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors